As filed with the United States Securities and Exchange Commission on May 16, 2014
333-179619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SIEMENS AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Siemens Corporation
300 New Jersey Avenue, N.W.
Suite 1000
Washington, D.C. 20001
(202) 434-4835
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:

☒   immediately upon filing.                 ☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Siemens Aktiengesellschaft	N/A	N/A	N/A	N/A
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No.1 to Deposit Agreement filed as Exhibit (a )(2) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (13)

	(iii)	The collection and distribution of dividends	Paragraphs (4), (7), (9) and (11)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (9), (10) and (13)

	(v)	The sale or exercise of rights	Paragraphs (3), (4), (9) and (11)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (7), (9), (11) and (14)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (16) and (17) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (2)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (4) and (7)

	(x)	Limitation upon the liability of the depositary	Paragraph (15)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.          AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(a)           Statement that upon effectiveness of the termination of Siemens Aktiengesellschaft’s reporting requirements under the Securities Exchange Act of 1934, the Company shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its internet web site (www.siemens.com) or through an electronic information delivery system generally available to the public in its primary trading market;

The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet web site at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  The Company (i) has filed a Form 25 ("Form 25") with the Commission to withdraw from listing on the national securities exchange and from registration under Section 12(b) of the Exchange Act and (ii) intends to file a Form 15F ("Form 15F") with the Commission to terminate the Company's duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act.  Upon the expiration of 10 days after the filing of Form 25, the Company's duty under the Exchange Act to file or submit reports required by Section 13(a) (in connection with its registration under Section 12(b)) was suspended, and the filing of the Form 15F will immediately suspend the Company's duty under the Exchange Act to file or submit the reports required by Section 13(a) and Section 15(d) of the Exchange Act.  Upon the effectiveness of the Form 25, the Company's duty to file or submit reports under Section 13(a) of the Exchange Act (in connection with its registration under Section 12(b)) will terminate, and upon effectiveness of the Form 15F, the Company's duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act will terminate.  Pursuant to Rule 12g3-2(b)(1), the Company is exempt from the reporting obligations of the Exchange Act.  In order to satisfy the conditions of Rule 12g3-2(b) the Company will publish English translations of the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet web site (www.siemens.com) or through an electronic information delivery system generally available to the public in the Company's primary trading market.  The information so published by the Company cannot be retrieved from the Commission's internet web site, and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If either the Form 25 or Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet web site at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.
Paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

( a)(1)
Form of Amended and Restated Deposit Agreement, dated as of                   , 2012, by and among Siemens Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Siemens Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 16, 2014 .

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Siemens Aktiengesellschaft

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

By:	/s/ Chris Konopelko
	Name:	Chris Konopelko
	Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Siemens Aktiengesellschaft certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Munich, Germany, on May 16, 2014 .

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Dr. Andreas Christian Hoffmann
Name:	Dr. Andreas Christian Hoffmann
Title:	General Counsel

By:	/s/ Mariel von Drathen
Name:	Mariel von Drathen
Title:	Head of Governance & Markets

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on May 16, 2014 .

Signatures	Capacity

/s/ Joe Kaeser*	President, Chief Executive Officer and Chairman of the Managing Board
Joe Kaeser

/s/ Ralf P. Thomas, Dipl.-Kfm. Dr.	Chief Financial Officer and Member of the Managing Board
Ralf P. Thomas, Dipl.-Kfm. Dr.

/s/ Jochen Schmitz, Dr. *	Corporate Vice President and Controller
Jochen Schmitz, Dr.

Executive Vice President and Member of the Managing Board
Roland Busch, Dr.

/s/ Klaus Helmrich *	Executive Vice President and Member of the Managing Board
Klaus Helmrich

/s/ Hermann Requardt, Prof. Dr. *	Executive Vice President and Member of the Managing Board
Hermann Requardt, Prof. Dr.

s/ Siegfried Russwurm, Prof. Dr. *	Executive Vice President and Member of the Managing Board
Siegfried Russwurm, Prof. Dr.

/s/ Rose Marie E. Glazer *	Senior Vice President, General Counsel and Secretary of Siemens Corporation – Authorized Representative in the United States
Rose Marie E. Glazer Siemens Corporation, 300 New Jersey Avenue, N.W. Suite 1000 Washington, DC 20001

*By:     /s/ Andreas Christian Hoffmann
Name: Dr. Andreas Christian Hoffmann
Title:   Power of Attorney

*By:     /s/ Mariel von Drathen
Name: Mariel von Drathen
Title:   Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a )(2) Form of Amendment to Deposit Agreement (e) Rule 466 Certification